[LETTERHEAD]

September 6, 2012

Barbara C. Jacobs
Assistant Director
U.S. Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Bulk Storage Software, Inc. (the Company)
Amendment No. 3 to Form S-1 Registration Statement
Filed October 28, 2011
File Number: 333-168328

Dear Ms. Jacobs;

This letter has been sent in connection with Amendment No. 5.  Amendment No. 4 filed on September 5, 2012 contained an incorrect version of the September 30, 2010 fiscal year numbers. The footnotes were not changed from the version in Amendment No. 4.

Otherwise, this is in response to your November 17, 2011 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

Amendment No. 3 to Registration Statement on Form S-1 Filed October 28, ,2011

General

1.           Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

The Company has updated its financial statements pursuant to Rule 8-08 of Regulation S-X.

2.           We note your response to prior comment 1 and your revised disclosure indicating your “plan to register as a reporting company under Section 12 of the Securities Exchange Act. However, the foregoing does not address whether and when you intend to register a class of securities under Section 12 of the Securities Exchange Act. Please advise. If the company does not intend to register a class of securities under Section 12, then we reissue prior comments 1 and 2 in their entirety.

Please note that the Company plans to register its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended immediately upon the effectiveness of its current registration statement.

Barbara C. Jacobs
September 6, 2012

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 16

3.           We note your response to prior comment 4. However, your revised disclosure does not fully address the concerns raised. In this regard, we note your enhanced disclosure clarifying that Mr. Gibbs is under no obligation to loan funds to the company.Accordingly, we reissue prior comment 4 and ask that you provide a reasonable basis for your belief that your current capital is sufficient to fund planned operations or expand your disclosure to address how the company plans to fund operations during the next twelve months. Enhance your disclosure to address how the company intends to handle its liquidity needs (and how it will fund the estimated $100,000 cost to complete development of your product) if additional funding from Mr. Gibbs is not available. To the extent you perceive a deficiency in currently available or contractually committed funds for funding operations during the next twelve months, state the minimum period of planned operations that the currently available and contractually committed funds will enable you to fund.

The Company has provided the additional disclosure.

4.        We note your response to prior comment 5 and your disclosure on page 17 I indicating that Mr. Gibbs is not contractually obligated to loan additional funds to the company. Revise your disclosure to ensure that this caveat is prominently  described each time you state that Mr. Gibbs has agreed to loan funds to the company through September 30, 2012.

The Company has added the relevant disclosure in all appropriate sections.

5.         Given that you have never generated any revenue  and  have yet to commence operations, please provide a basis for your belief that within the next year you “can attract sufficient product sales and services within [your] present organizational structure and resources to become profitable.” This comment also applies to your Plan of Operation disclosure beginning on page 17 and your belief that its is reasonable to estimate that the company can generate $900,000 in sales next year (or sell an average of three products per month) when product completion is not even estimated until June 2012.

The Company has provided revised disclosure.  Please note that product completion has been moved to June, 2013.

Barbara C. Jacobs
September 6, 2012

6.           Refer to your revised disclosure in the paragraph beginning “A private company known…” that states that the Beverage Master intangible asset “was impaired by our accountant and written off.” We note that you have one employee, your President. Please tell us whether you have engaged an accountant to maintain your books and records or to whom you are referring in this statement.

The Company utilizes the services of a CPA on a contract basis to prepare its financial statements for the Company’s auditors.

Plan of Operation, page 17

7.  We note your response to prior comment 8 and your revised disclosure indicating that you estimate it will take until June 2012 to complete your product. Yet, on page 16 you indicate that you anticipate commencing operations in the first fiscal quarter of next year. Review and revise your disclosure to address the foregoing discrepancy. Additionally, on page 17 you refer to “revenue from current operations.” Given that the company has not yet generated any revenue, revise your disclosure to address the foregoing inconsistency.  As previously requested, review your disclosure and take care to ensure that the current status of your business is conveyed accurately and consistently throughout the registration statement.

 The Company has provided the revised disclosures.

Security Ownership of Certain Beneficial Owners and Management, page 23

8.    Please provide beneficial ownership information as of the most recent practical date. We note that you have presented information as of June 30, 2011. Refer to Item 403 of  Regulation S-K. The Company has provided the revised and updated disclosures.

Financial Statements

Balance Sheet, page F-2

Note 5- Note Payable, page F-8

9.  We note your response to prior comment 14. Your revised disclosure, however, does not provided all information requested in the comment. Please revise to identify the individuals  and amounts owed to each.

The Disclosure was added to Footnote 5.

Barbara C. Jacobs
September 6, 2012

Signature, page II-5

10.  We note your revisions in response to prior comment 15. However, you did not make the requested changes to the signature line in which Mr. Gibbs signs the registration statement in his own capacity. Rather, your changes corresponded to the line where Mr. Gibbs signs on behalf of the company. Revise your registration statement accordingly.

The appropriate change has been made.

Exhibit 23.1

11.  In future filings please file consents that refer to the amendment number the consent relates to and that bear the electronic signature of the account.

Your comment is noted and will be complied with.

The Company has noted the comments by the Staff in the closing section.  If you have any additional questions, do not hesitate to contact the undersigned at (303) 630-9522.  For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner